CHITTENDEN CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                    September 30,   December 31,
                                                          1996          1995
                                                        ---------     ---------
                                                                      Restated
ASSETS                                                              (See Note 3)
Cash and Cash Equivalents                                $227,187      $197,141
Securities Available For Sale                             349,106       278,321
Securities Held For Investment (Market Value $38,748,000
 in 1996; and $42,633,000 in 1995)                         40,617        43,164
Stock in Federal Home Loan Bank of Boston                   5,591         5,591
Loans Held for Sale                                         9,300        14,691

Loans:
  Commercial                                              276,504       248,169
  Real Estate:
    Residential                                           485,491       468,008
    Commercial                                            301,572       305,961
    Construction                                           28,610        25,796
                                                        ---------     ---------
      Total Real Estate                                   815,673       799,765
  Consumer                                                195,388       159,499
                                                        ---------     ---------
Total Loans                                             1,287,565     1,207,433
  Less:  Allowance for Possible Loan Losses               (28,328)      (27,817)
                                                        ---------     ---------
Net Loans                                               1,259,237     1,179,616
                                                        ---------     ---------
Premises and Equipment                                     24,556        25,034
Accrued Interest Receivable                                13,727        12,880
Other Real Estate Owned                                     1,990         2,651
Net Deferred Tax Asset                                     11,486        10,333
Other Assets                                               16,001        13,768
Intangible Assets                                          10,589        11,514
                                                        ---------     ---------
Total Assets                                           $1,969,387    $1,794,704
                                                        =========     =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Demand                                                 $294,145      $252,421
  Certificates of Deposit $100,000 and Over               116,842       103,924
  Savings and Other Time                                1,288,032     1,203,512
                                                        ---------     ---------
Total Deposits                                          1,699,019     1,559,857
                                                        ---------     ---------
Short-Term Borrowings                                      75,956        52,893
Accrued Expenses and Other Liabilities                     24,662        25,521
Long-Term Debt                                              2,526         2,484
                                                        ---------     ---------
Total Liabilities                                       1,802,163     1,640,755
                                                        ---------     ---------
Stockholders' Equity:
  Common Stock - $1 Par Value
    Authorized - 30,000,000 Shares
    Issued - 12,650,595 Shares in 1996; and 12,345,304
      in 1995                                              12,651        12,345
  Surplus                                                  72,995        70,537
  Retained Earnings                                        87,630        74,335
  Treasury Stock - At Cost, 402,413 Shares in 1996;
      367,417 in 1995                                      (4,770)       (3,967)
Net Unrealized Gain (Loss) on Securities Available for Sale,
  Net of Taxes (Benefit) of ($629,000) in 1996; and $535,000
  in 1995                                                  (1,231)          768
Unearned Portion of Employee Restricted Stock                 (51)          (69)
                                                         ---------     ---------
Total Stockholders' Equity                                167,224       153,949
                                                         ---------     ---------
Total Liabilities and Stockholders' Equity             $1,969,387    $1,794,704
                                                        =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

CHITTENDEN CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                           For the Quarter
                                                           Ended September 30,
                                                          1996             1995
                                                      --------         --------
                                               (In Thousands, Except Share Data)
                                                                      Restated
                                                                    (See Note 3)
Interest Income:
  Interest on Loans                                    $29,314          $29,207
  Investment Securities:
    Mortgage-Backed Securities                           1,451            1,427
    Taxable                                              3,731            3,377
    Tax-Favored Debt                                       843              763
    Tax-Favored Equity                                      85               33
  Short-Term Investments                                   517              365
                                                       --------         --------
Total Interest Income                                   35,941           35,172
                                                       --------         --------
Interest Expense:
  Deposits:
    Savings                                              6,902            6,760
    Time                                                 7,348            7,244
                                                       --------         --------
  Total Interest on Deposits                            14,250           14,004

  Short-Term Borrowings                                    532              771
  Long-Term Debt                                            46               31
                                                       --------         --------
Total Interest Expense                                  14,828           14,806
                                                       --------         --------
Net Interest Income                                     21,113           20,366
Provision for Possible Loan Losses                         850            1,400
                                                       --------         --------
Net Interest Income after Provision for
      Possible Loan Losses                              20,263           18,966
                                                       --------         --------
Noninterest Income:
  Trust Department Income                                1,188            1,153
  Service Charges on Deposit Accounts                    1,542            1,505
  Gains on Sales of Securities, Net                          -              205
  Mortgage Servicing Income                                652              648
  Gains on Sales of Mortgage Loans                         605              396
  Credit Card Income, Net                                1,171              964
  Other                                                  1,148              916
                                                       --------         --------
Total Noninterest Income                                 6,306            5,787
                                                       --------         --------
Noninterest Expense:
  Salaries                                               6,575            5,976
  Employee Benefits                                      1,971            2,007
  Net Occupancy Expense                                  2,320            2,230
  FDIC Deposit Insurance                                     6              (85)
  Other Real Estate Owned Income and Expense, Net          (61)             (66)
  Other                                                  5,581            5,123
                                                       --------         --------
Total Noninterest Expense                               16,392           15,185
                                                       --------         --------
Income Before Income Taxes                              10,177            9,568

Provision for Income Taxes                               3,300            3,128
                                                       --------         --------
Net Income                                              $6,877           $6,440
                                                       ========         ========
Earnings Per Share:

      Primary                                            $0.55            $0.52

      Fully Diluted                                      $0.55            $0.52

Dividends Declared Per Share                             $0.20            $0.11
Book Value                                              $13.65           $12.46

Weighted Average Common and Common Equivalent
Shares Outstanding                                  12,490,224       12,322,994


The accompanying notes are an integral part of these consolidated financial statements.

                                                          For the Nine Months
                                                          Ended September 30,
                                                          1996             1995
                                                      --------         --------
                                               (In Thousands, Except Share Data)
                                                                       Restated
                                                                    (See Note 3)
Interest Income:
  Interest on Loans                                    $86,602          $81,744
  Investment Securities:
    Mortgage-Backed Securities                           4,363            4,277
    Taxable                                             10,398            9,820
    Tax-Favored Debt                                     2,265            1,890
    Tax-Favored Equity                                     755              410
  Short-Term Investments                                 1,256            1,417
                                                      --------         --------
Total Interest Income                                  105,639           99,558
                                                      --------         --------
Interest Expense:
  Deposits:
    Savings                                             19,974           19,415
    Time                                                22,161           19,936
                                                      --------         --------
  Total Interest on Deposits                            42,135           39,351

  Short-Term Borrowings                                  1,537            2,383
  Long-Term Debt                                           146               98
                                                      --------         --------
Total Interest Expense                                  43,818           41,832
                                                      --------         --------
Net Interest Income                                     61,821           57,726
Provision for Possible Loan Losses                       2,858            3,350
                                                      --------         --------
Net Interest Income after Provision for
      Possible Loan Losses                              58,963           54,376
                                                      --------         --------
Noninterest Income:
  Trust Department Income                                3,638            3,281
  Service Charges on Deposit Accounts                    4,665            4,360
  Gains on Sales of Securities, Net                          -              199
  Mortgage Servicing Income                              1,890            1,773
  Gains on Sales of Mortgage Loans                       2,043              885
  Credit Card Income, Net                                2,990            2,664
  Other                                                  3,551            3,193
                                                      --------         --------
Total Noninterest Income                                18,777           16,355
                                                      --------         --------
Noninterest Expense:
  Salaries                                              19,013           16,965
  Employee Benefits                                      5,907            5,847
  Net Occupancy Expense                                  7,025            6,297
  FDIC Deposit Insurance                                    21            1,433
  Other Real Estate Owned Income and Expense, Net          113             (232)
  Other                                                 16,623           14,342
                                                      --------         --------
Total Noninterest Expense                               48,702           44,652
                                                      --------         --------
Income Before Income Taxes                              29,038           26,079

Provision for Income Taxes                               9,451            8,591
                                                      --------         --------
Net Income                                             $19,587          $17,488
                                                      ========         ========
Earnings Per Share:

      Primary                                            $1.57            $1.45

      Fully Diluted                                      $1.57            $1.45

Dividends Declared Per Share                             $0.51            $0.29
Book Value                                              $13.65           $12.46

Weighted Average Common and Common Equivalent
Shares Outstanding                                  12,452,645       12,051,947


The accompanying notes are an integral part of these consolidated financial statements.

Chittenden Corporation
Consolidated Statements of Cash Flows
(Unaudited)

                                             For Nine Months Ended September 30,
                                                              1996         1995
                                                       ------------    ---------
                                                               (In Thousands)
                                                                     Restated
                                                                    (See Note 3)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                               $19,587      $17,488
  Adjustments to reconcile net income to net
      cash provided by operating activities:
    Provision for possible loan losses                       2,858        3,350
    Depreciation                                             2,662        2,158
    Amortization of intangible assets                          925          664
    Amortization of premiums, fees, and discounts, net       1,479          852
    Investment securities losses                                 -         (199)
    Deferred (prepaid) income taxes                             11       (1,268)
    Loans originated and purchased for sale               (150,070)     (98,209)
    Proceeds from sales of loans                           157,504       93,267
    Gain on sales of loans                                  (2,043)        (885)
    Gain on sales of premises and equipment                      -         (220)
Changes in assets and liabilities, net of effect from purchase of the Bank of Western Massachusetts:
     Accrued interest receivable                              (847)        (134)
     Other assets                                           (2,406)       2,981
     Accrued expenses and other liabilities                   (713)       2,060
                                                          --------     --------
      Net cash provided by operating activities             28,947       21,905
                                                          --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of the Bank of Western Massachusetts,
      net of cash acquired                                       -       (3,455)
    Proceeds from sales of securities available for sale         -       26,050
    Proceeds from maturing securities and principal payments
       on securities available for sale                    366,252      250,063
    Purchase of securities available for sale             (441,449)    (284,762)
    Proceeds from principal payments on securities held
      for investment                                         7,255        3,867
    Purchases of securities held for investment             (3,540)      (5,713)
    Loans originated, net of principal repayments          (82,996)     (38,099)
    Purchases of premises and equipment                     (2,184)      (6,505)
    Proceeds from sales of premises and equipment                -        1,468
                                                          --------     --------
      Net cash used in investing activities               (156,662)     (57,086)
                                                          --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in deposits                               138,987       68,165
    Net increase in short-term borrowings                   23,063       19,112
    Net increase in long-term debt                              42           41
    Proceeds from issuance of treasury and common stock      1,962          904
    Dividends on common stock                               (6,293)      (3,566)
                                                          --------     --------
      Net cash provided by financing activities            157,761       84,656
                                                          --------     --------
Net increase in cash and cash equivalents                   30,046       49,475
Cash and cash equivalents at beginning of year             197,141      114,652
                                                          --------     --------
Cash and cash equivalents at September 30,                $227,187     $164,127
                                                          ========     ========
Supplemental disclosure of cash flow information:
    Cash paid during the period for:
      Interest                                             $43,581      $39,676
      Income taxes                                           7,240        8,106
    Noncash investing and financing activities:
      Loans transferred to other real estate owned           1,513        4,612
      Common stock issued in conjunction with the acquisition
        of The Bank of Western Massachusetts                     -       14,276

The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1996

NOTE 1 - ACCOUNTING POLICIES

     The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

     1995 data reflects minor reclassifications to be consistent with 1996 presentation. In addition, the Company has made a reclassification in the presentation of credit card and merchant processing operations. Previously, all income generated from these operations was included in noninterest income on a gross basis while all expenses related to these activities were included in noninterest expense. In the third quarter of 1996, the Company changed the presentation of these activities so that net credit card income is included in noninterest income. All income statements presented have been restated to reflect this change in classification.

NOTE 2 - ACCOUNTING POLICY CHANGE - ADOPTION OF SFAS 122

     As of January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS ("SFAS 122"). SFAS 122 requires the recognition, as separate assets, of rights to service mortgage loans for others, when the related loans are sold and the servicing rights are retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. SFAS 122 also requires capitalized mortgage servicing rights to be assessed for impairment based on the fair value of those rights. This change in accounting was adopted prospectively for mortgage loans sold after January 1, 1996. Mortgage servicing rights capitalized during the nine months ended September 30, 1996, net of amortization, totaled $967,000.

NOTE 3 - ACQUISITION OF FLAGSHIP BANK AND TRUST COMPANY

     On February 29, 1996, the Company acquired Flagship Bank and Trust Company ("Flagship") of Worcester, Massachusetts for stock. The Company issued 1,628,400 shares of common stock in exchange for all outstanding Flagship shares. This transaction has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the acquired bank.

     Total revenue, income before income taxes, net income, and earnings per share data of the separate companies for the periods preceding the acquisition were:

                                        Nine months ended September 30, 1995
                                      -----------------------------------------
                                       Chittenden      Flagship      Combined
                                      -----------------------------------------
Total Revenue                          $63,515        $10,566        $74,081
Income Before Income Taxes              22,902          3,177         26,079
Net Income                              15,488          2,000         17,488

Earnings Per Share                       $1.50         $ 1.16          $1.45

Total revenue includes net interest income and non interest income.

NOTE 4 - STOCKHOLDERS' EQUITY

Stock Split. On April 17, 1996, the Company declared a five-for-four stock split which was distributed on May 24, 1996 to stockholders of record May 10, 1996. This stock split has been reflected in the accompanying balance sheets as of September 30, 1996 and December 31, 1995; all per share information shown on the accompanying statements of income has been retroactively restated to reflect the split.

Dividend Declaration. On October 18, 1996, the Company declared dividends of approximately $2.45 million or $0.20 per share. This dividend is to be paid on November 15, 1996 to stockholders of record on November 1, 1996.

                            PART I.  FINANCIAL INFORMATION

       Item 2.  Management's Discussion and Analysis of Financial Condition
                              and Results of Operations

Chittenden Corporation
Average Balances, Interest Income and Expense, and Average Rates (Unaudited) For the Nine Months Ended September 30,
                                                            1995
                                        ---------------------------------------
                                                          Interest     Average
                                         Average          Income/       Yield/
                                         Balance         Expense(1)    Rate(1)
                                        ---------------------------------------
                                                       (In Thousands)
ASSETS
Interest-Earning Assets:
  Loans                                   $1,243,393       $86,302        9.27%
  Industrial Revenue Bonds (2)                 5,052           433       11.45
  Investments:
    Taxable                                  319,699        14,834        6.20
    Tax-Favored Debt Securities               68,991         3,306        6.40
    Tax-Favored Equity Securities             23,843         1,040        5.83
  Interest-Bearing Deposits in Banks             100             -        3.00
  Federal Funds Sold                          29,341         1,183        5.39
                                             -------       -------
    Total Interest-Earning Assets          1,690,419       107,098        8.46
                                                           -------
  NonInterest-Earning Assets                 156,406
  Allowance for Possible Loan Losses         (28,431)
                                             -------
    Total Assets                          $1,818,394
                                          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities:
  Savings and Interest-Bearing
    Transactional Accounts                   819,828        19,974        3.25
  Certificates of Deposit $100,000
    and Over                                 111,308         4,659        5.59
  Other Time Deposits                        433,209        17,502        5.40
                                             -------       -------
    Total Interest-Bearing Deposits        1,364,345        42,135        4.13

  Short-Term Borrowings                       30,505         1,537        6.73
  Long-Term Debt                               2,507           146        7.78
                                             -------       -------
   Total Interest-Bearing Liabilities      1,397,357        43,818        4.19
                                                           -------
NonInterest-Bearing Liabilities:

  Demand Deposits                            241,027
  Other Liabilities                           19,956
                                             -------
    Total Liabilities                      1,658,340

  Stockholders' Equity                       160,054
                                             -------
    Total Liabilities and
      Stockholders' Equity                $1,818,394
                                          ==========
Net Interest Income                                        $63,280
                                                           =======

Interest Rate Spread (3)                                                  4.27%

Net Yield on Earning Assets (4)                                           5.00%



(1) On a fully taxable equivalent basis. Calculated using a Federal Income Tax Rate of 35%. Loan income includes fees.
(2)  Industrial revenue bonds are included in Loans in the Financial Statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

Chittenden Corporation
Average Balances, Interest Income and Expense, and Average Rates (Unaudited) For the Nine Months Ended September 30,

                                                          1995
                                        ---------------------------------------
                                                          Interest     Average
                                         Average          Income/       Yield/
                                         Balance         Expense(1)    Rate(1)
                                        ---------------------------------------
                                                       (In Thousands)

ASSETS                                   ------------------Restated------------
Interest-Earning Assets:
  Loans                                   $1,148,341       $81,302        9.47%
  Industrial Revenue Bonds (2)                 6,459           576       11.92
  Investments:
    Taxable                                  298,414        14,098        6.32
    Tax-Favored Debt Securities               54,952         2,800        6.81
    Tax-Favored Equity Securities             11,762           564        6.41
  Interest-Bearing Deposits in Banks             100             2        3.00
  Federal Funds Sold                          32,060         1,414        5.90
                                             -------       -------
    Total Interest-Earning Assets          1,552,088       100,756        8.68
                                                           -------
  NonInterest-Earning Assets                 135,946
  Allowance for Possible Loan Losses         (25,848)
                                             -------
    Total Assets                          $1,662,186
                                          ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-Bearing Liabilities:
  Savings and Interest-Bearing
    Transactional Accounts                   742,540        19,415        3.50
  Certificates of Deposit $100,000
    and Over                                 115,661         4,447        5.14
  Other Time Deposits                        383,407        15,489        5.40
                                             -------       -------
    Total Interest-Bearing Deposits        1,241,608        39,351        4.24

  Short-Term Borrowings                       48,166         2,383        6.61
  Long-Term Debt                               1,452            98        9.02
                                             -------       -------
   Total Interest-Bearing Liabilities      1,291,226        41,832        4.33
                                                           -------
NonInterest-Bearing Liabilities:

  Demand Deposits                            218,646
  Other Liabilities                           18,244
                                             -------
    Total Liabilities                      1,528,116

  Stockholders' Equity                       134,070
                                             -------
    Total Liabilities and
      Stockholders' Equity                $1,662,186
                                          ==========
Net Interest Income                                        $58,924
                                                           =======

Interest Rate Spread (3)                                                  4.35%

Net Yield on Earning Assets (4)                                           5.08%



(1) On a fully taxable equivalent basis. Calculated using a Federal Income Tax Rate of 35%. Loan income includes fees.
(2)  Industrial revenue bonds are included in Loans in the Financial Statements.
(3) Interest rate spread is the average rate earned on total interest-earning assets less the average rate paid on interest-bearing liabilities.
(4) Net yield on earning assets is net interest income divided by total interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Chittenden Corporation completed the acquisition of Flagship Bank and Trust Company, of Worcester, Massachusetts, on February 29, 1996. A total of 1.6 million shares of Chittenden stock were exchanged in the transaction, which has been accounted for as a pooling of interests. All historical financial information has been restated to reflect the acquired bank.

     Chittenden Corporation's net income for the third quarter of 1996 was $6.9 million compared with $6.4 million a year ago. Net income per share of common stock was $0.55 for the three months ended September 30, 1996, up from $0.52 reported a year ago. Return on average assets was 1.46% for the third quarter of 1996, down slightly from 1.47% for the same period last year. Return on average equity was 16.68% for the quarter ended September 30, 1996, compared with 17.50% for the same period in 1995.

     For the first nine months of 1996, net income was $19.6 million, or $1.57 per share, an increase from $17.5 million and $1.45 per share for the same period a year ago. Return on average assets and return on average equity were 1.44% and 16.35%, respectively, compared with 1.41% and 17.44% for the first nine months of 1995. The lower levels of return on average equity in 1996 reflect higher average equity balances on hand during 1996 as compared with the year before.

     Net interest income on a fully taxable equivalent basis for the three months ended September 30, 1996 was $21.6 million, up $778,000 from the amount earned during the same period in 1995. This increase was a result of higher average earning assets, up $119 million from a year ago. The increase was due to growth in loans and investments funded by higher deposit levels. The increase in average earning assets was mitigated by a decrease in the net yield on those assets from 5.09% for the third quarter of 1995 to 4.93% for the 1996 period.

     For the nine months ended September 30, 1996, net interest income on a fully taxable equivalent basis was $63.3 million, up $4.4 million from a year ago. Net yield on earning assets was 5.00% and 5.08%, respectively, for the first nine months of 1996 and 1995. The decline in net yield was more than offset by higher average earning assets, up $138 million.

Provisions for and activity in the allowance for possible loan losses are summarized as follows:

                                        Three Months         Nine Months
                                        Ended Sept. 30,      Ended Sept. 30,
                                        1996       1995      1996       1995
                                        ------------------   ------------------
                                                   (In Thousands)
Beginning Allowance for Possible
 Loan Losses Balance                    $28,107    $26,517   $27,817    $22,163
Allowance of Bank Acquired
 March 17, 1995                               -          -         -      4,135
Provision for Possible Loan Losses          850      1,400     2,858      3,350
Loans Charged Off                        (1,273)    (1,378)   (4,013)    (4,233)
Loan Recoveries                             644      1,059     1,666      2,183
                                        -------------------  -------------------
Ending Allowance for Possible
 Loan Losses Balance                    $28,328    $27,598   $28,328     $27,598
                                        ===================  ===================

     Total noninterest income and expense were less than amounts previously reported because of a change in classification made to the income statement during the third quarter of 1996. In previous quarters, income and expense generated from credit card and merchant processing operations were included in noninterest income and expense, respectively, on a gross basis. In the third quarter, all income statements presented were restated to reflect the net revenue from credit card and merchant processing activities in noninterest income. The effect has been to reduce both total noninterest income and expense by the amount of credit card expenses previously included in noninterest expense. This change in classification was made to be consistent with industry practice.

     Noninterest income amounted to $6.3 million for the third quarter of 1996, up $519,000 or 9% from last year. Net credit card income increased by $207,000, or 21%, reflecting growth in merchant services transaction volumes. The adoption of Statement of Financial Accounting Standards No. 122, Accounting for Mortgage Servicing Rights, which requires the capitalization of mortgage servicing rights retained, accounted for an additional $244,000 of the increase. For the nine months ended September 30, 1996, noninterest income was $18.8 million, an increase of $2.4 million or 15% from the same period a year ago. Increases in net credit card income and gains related to originated mortgage servicing rights accounted for $326,000 and $967,000, respectively. The remaining increases were noted in several areas, including trust department income (up $357,000), service charges on deposit accounts (up $305,000), and mortgage servicing income (up $117,000).

     For the third quarter of 1996, noninterest expenses were $16.4 million, up $1.2 million or 8% from the comparable 1995 level. Approximately half of that increase was in additional salaries resulting from the opening of a new branch at each of the Massachusetts banks since 1995, as well as additional full time equivalents at Chittenden Bank working in the non-deposit fee-based businesses. Noninterest expenses for the nine months ended September 30, 1996 were $48.7 million, an increase of $4.1 million or 9% from the same period a year ago. Total noninterest expenses for The Bank of Western Massachusetts were $1.6 million higher in 1996 than the amount recorded for 1995 due to the conclusion of that acquisition late in the first quarter of 1995. Because the transaction was accounted for as a purchase, no operating results from prior to the March 17, 1995 acquisition date are included in the 1995 amounts. In addition, increased technology related expenses accounted for $742,000 of the increase. while salaries increased $1.5 million for the reasons noted above. Non interest expenses were reduced by $1.4 million in 1996 due to reduced FDIC insurance costs. The Banks have been paying a minimal assessment in 1996 as compared to 1995 when assessments were reduced from 23 cents to 4 cents per $100 of deposits when the FDIC insurance fund became fully capitalized. Based upon recently enacted legislation, the Company anticipates that the Banks will pay assessments of 1.3 cents per $100 of deposits in 1997 which would amount to approximately $200,000 of expense for that year. Excluding the impact of these items, noninterest expenses were up 4% in for the first nine months of 1996 compared with a year ago.

CREDIT QUALITY

     Nonperforming assets include nonaccrual loans, restructured debt, and foreclosed real estate (Other Real Estate Owned). As of September 30, 1996, nonperforming assets totaled $17.0 million, up from $15.7 million a year ago and $13.9 million at June 30, 1996. The allowance for loan losses was $28.3 million at September 30, 1996, up from $27.6 million at September 30, 1995 and up slightly from the end of the second quarter of 1996. The provision for possible loan losses charged against earnings in the third quarter was $850,000, a reduction of $550,000 from the level provided during the third quarter of 1995 and $150,000 less than the amount provided during the second quarter of 1996.

A summary of credit quality follows:


                                    09/30/96   06/30/96  12/31/95  09/30/95
                                    ---------------------------------------
                                                 (In Thousands)

Nonaccrual Loans                    $12,212     $ 9,112   $ 9,939   $12,706
Restructured Debt                     2,791       2,892     2,502       220
Other Real Estate
 Owned (OREO)                         1,990       1,875     2,651     2,739
                                    ----------------------------------------
Total Nonperforming
 Assets (NPA)                       $16,993     $13,879   $15,092   $15,665
                                    ========================================

Loans Past Due 90 Days or More
 and Still Accruing Interest        $ 2,360      $2,420   $ 1,054   $ 1,814
Allowance for Possible
 Loan Losses                         28,328      28,107    27,817    27,598
NPA as % of Loans plus OREO            1.32%       1.09      1.25      1.29%
Loss Allowance as % of Loans           2.20        2.22      2.30      2.28
Loss Allowance as % of
 Nonperforming Loans                 231.99      308.46    279.89    217.21
Loss Allowance as % of NPA           166.71      202.51    184.32    176.18


     At September 30, 1996, the recorded investment in loans that are considered to be impaired under SFAS 114 was $9,109,000 (all such loans, except troubled debt restructurings, were on a nonaccrual basis). Included in this amount is $5,430,000 of impaired loans for which the related allowance for possible loan losses is $1,164,000, and $3,679,000 of impaired loans for which no specific allowance for possible loan losses has been allocated. The average recorded investment in impaired loans during the quarter ended September 30, 1996 was approximately $8,210,000. For the quarter ended September 30, 1996, interest income on impaired loans totaled $83,000, of which $16,000 was recognized on a cash basis.

CAPITAL

     Stockholders' equity totaled $167.2 million at September 30, 1996, up from $153.9 million at year-end 1995. The current level reflects year-to-date net income of $19.6 million, stock issued of $1.9 million under an incentive stock option plan, the decline of $2.0 million in the valuation allowance for net unrealized losses on investment securities available for sale, and dividends paid to stockholders of $6.3 million.

     "Tier One" capital, consisting entirely of common equity, measured 11.47% of risk-weighted assets at September 30, 1996. Total capital, including the "Tier Two" allowance for loan losses, was 12.82% of risk-weighted assets. The leverage capital ratio was 8.49%. These ratios placed Chittenden in the "well-capitalized" category according to regulatory standards.

LIQUIDITY

   The Company's liquidity and rate sensitivity are monitored by the Bank's asset and liability committee. This committee meets regularly to review and direct the Bank's lending and investment activities, as well as its deposit-gathering and borrowing functions.

   The measure of an institution's liquidity is its ability to meet its cash commitments at all times with available cash or by conversion of other assets to cash at a reasonable price. At September 30, 1996, the Company maintained cash balances and short-term investments of approximately $227.2 million, compared with $197.1 million at December 31, 1995. During the first nine months of 1996, the Company continued to be an average daily net seller of Federal Funds.

                           PART II - OTHER INFORMATION

                    ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

(a)   EXHIBITS

      Exhibit 27.  Financial Data Schedule

(b)   REPORTS ON FORM 8-K

      Press Release related to departure of Chief Financial Officer, Nancy Rowden Brock, dated September 16, 1996.

                             CHITTENDEN CORPORATION

                                   SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                          CHITTENDEN CORPORATION
                                          Registrant




November 8, 1996                          S/PAUL A. PERRAULT
--------------------                      ----------------------------------
Date                                      Paul A. Perrault,President
                                          and Chief Executive Officer


November 8, 1996                          S/JOHN P. BARNES
--------------------                      -----------------------------------
Date                                     John P. Barnes, Senior Vice President
                                        (Acting Principal Accounting Officer)